UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Brookfield Asset Management Inc.
(Name of Issuer)
Class A Limited Voting Shares, no par value
(Title of Class of Securities)
112585 104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	112585 104	Page	2	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BAM Investments Corp.
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ Joint filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		2,305,583

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,160,644

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,305,583

WITH:	8	SHARED DISPOSITIVE POWER

		53,160,644

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,466,227

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	112585 104	Page	3	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BAM Split Corp.
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ Joint filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		53,160,644

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,160,644

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,160,644

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	112585 104	Page	4	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Partners Limited
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ Joint filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,466,227

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		55,466,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,466,227

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	112585 104	Page	5	of	7
Item 1(a).	Name of Issuer

Brookfield Asset Management Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

181 Bay Street, Suite 300 Brookfield Place Toronto, Ontario M5J 2T3 Canada

Item 2(a).	Name of Persons Filing

BAM Investments Corp. BAM Split Corp. Partners Limited (“Partners”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

181 Bay Street, Suite 300 Brookfield Place Toronto, Ontario M5J 2T3 Canada

Item 2(c).	Citizenship

Province of Ontario, Canada

Item 2(d).	Title of Class of Securities

Class A Limited Voting Shares, no par value

Item 2(e).	CUSIP Number

112585 104

Item 3.	Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

CUSIP No.	112585 104	Page	6	of	7
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See Item 5 of cover pages.

(ii)	shared power to vote or to direct the vote:

See Item 6 of cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover pages.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable
Item 10.	Certifications

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of February 1, 2010.

BAM INVESTMENTS CORP.
By:	/s/ Edward C. Kress
	Name:	Edward C. Kress
	Title:	President

BAM SPLIT CORP.
By:	/s/ Edward C. Kress
	Name:	Edward C. Kress
	Title:	President

PARTNERS LIMITED
By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title:	Secretary